ITEM 77Q1 - EXHIBIT

Exhibit filed in response to Item 77C: Matters submitted to a vote of security holders.

The proposals described below were submitted to, and adopted by, the shareholders of Fidelity Advisor Korea Fund, Inc. ("Korea Fund") at a meeting held on June 14, 2000.

Proposal to reorganize Korea Fund as an open-end investment company pursuant to an Agreement and Plan of Reorganization between Korea Fund and Fidelity Advisor Series VIII:

Votes for: 3,262,428
Votes against: 61,214

Proposal to make Korea Fund's current fundamental 65% "name test" investment policy non-fundamental:

Votes for: 3,205,399
Votes against: 64,811

Proposal to amend Korea Fund's fundamental investment limitation concerning industry concentration to permit Korea Fund to invest up to 35% of its total assets in certain industries:

Votes for: 3,222,092
Votes against: 58,478